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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           ACCELERATED NETWORKS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   0429P 10 7
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                                 (CUSIP Number)


                                   KUMAR SHAH
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                 Chief Executive Officer, President and Director
                               Occam Networks Inc.
                               77 Robin Hill Road
                         Santa Barbara, California 93117
                                 (805) 692-2898

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0429P 10 7
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
      Occam Networks Inc.

      77-0517951
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
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      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of California
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                          SOLE VOTING POWER
                     7    30,189,454 shares with respect to matters as set forth
     NUMBER OF            in the Voting Agreements dated as of November 9, 2001,
                          the form of which is filed as Exhibit 2 to this
                          Schedule 13D
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             N/A
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      *30,189,454
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 60% based on the number of Shares of Issuer Common Stock outstanding as of November 9, 2001, as represented by the Issuer in the Agreement and Plan of Merger and Reorganization dated as of November 9, 2001 and incorporated by reference as Exhibit 1 to this Schedule 13D
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
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------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

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

*Neither the filing of this Schedule 13D nor any of the contents hereof shall be deemed to constitute an admission by Occam Networks Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Accelerated Networks, Inc., a Delaware corporation ("ANI" or "Issuer"). The principal executive offices of ANI are located at 301 Science Drive, Moorpark, California 93021.

Item 2.  Identity and Background

         (a) The name of the corporation filing this Statement is Occam Networks Inc., a California corporation ("Occam").

         (b) The address of Occam's principal business is 77 Robin Hill Road, Santa Barbara, California 93117.

         (c) Occam's principal business is to develop and market solutions that help telecommunications carriers deliver high-speed broadband data and traditional voice services to residential, small and medium businesses, and large enterprise customers.

         (d) Set forth on Schedule A hereto is (i) the name of each Occam executive officer and director, (ii) the residence or business address of each such person, (iii) present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Occam is the same as the address of Occam's principal business.

         (e) Neither Occam nor, to the knowledge of Occam, any of the individuals named on Schedule A attached hereto have: (i) during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding being that such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the knowledge of Occam, each of the individuals set forth on Schedule A attached hereto is a citizen of the United States.

Item 3.  Source and Amount of funds or Other Consideration

         This Statement relates to certain voting agreements between Occam and certain stockholders of ANI (the "Voting Agreements") whereby such stockholders have agreed to vote their shares of ANI Common Stock in favor of the issuance of ANI Common Stock in connection with the Merger as described in Item 4 below, in favor of any matter that could reasonably be expected to facilitate such issuance, and against any matter that could reasonably be expected to prevent the Merger. No funds were used and no funds are to be used by Occam in entering into the Voting Agreements and in acquiring the proxies thereunder. The Voting Agreements were acquired by Occam as part of the package of agreements described in Item 4 below.

Item 4:  Purpose of Transaction

         (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of November 9, 2001, (the "Merger Agreement"), among Occam, ANI and Odin Acquisition Corp., a wholly-owned subsidiary of ANI (the "Merger Sub"), and subject to conditions as set forth therein, Merger Sub will be merged with and into Occam, the separate corporate existence of Merger Sub will cease, Occam will continue as the "Surviving Corporation" and each shareholder of Occam will receive shares of ANI Common Stock (the "Merger"). The Merger is subject to the approval and adoption of the Merger Agreement and the approval of the Merger by the shareholders of Occam, the approval by ANI's stockholders of the issuance of ANI Common Stock in the Merger and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement included in Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

         As a condition and an inducement to Occam's willingness to enter into the Merger Agreement, those stockholders of ANI listed on Schedule B attached hereto (the "Stockholders") entered into Voting Agreements dated as of November 9, 2001 with Occam. The Voting Agreement contractually binds the Stockholders to vote each of the shares of ANI capital stock beneficially owned by such Stockholders (the "Shares") (i) in favor of the approval of the Merger and the issuance of ANI Common Stock in the Merger, each of the other actions contemplated by the Merger Agreement and any action in furtherance of any of the foregoing, (ii) against any proposed acquisition of ANI by a third party and
(iii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of ANI under the Merger Agreement. The terms of the Voting Agreements may be enforced by Occam or ANI. Subject to certain limited exceptions, the Stockholders are limited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreements. The Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement which is included as Exhibit B to this Schedule 13D and incorporated herein in its entirety by reference.

         The Stockholders may vote their shares of ANI Common Stock on all other matters submitted to the stockholders of ANI for their approval. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms and
(ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

         (c)       Not applicable.

         (d) Upon the consummation of the Merger, the board of directors shall consist of members designated by Occam prior to the closing of the Merger, provided that one director shall have been designated by ANI prior to the closing of the Merger. Upon the consummation of the Merger, the officers of Occam shall become the officers of ANI.

         (e)       Other than as a result of the Merger described in Item 3 and
Item 4 above, not applicable.

         (f)       Not applicable.

         (g) Upon consummation of the Merger, the corporate name of ANI shall be amended to such other name as Occam may designate prior to the mailing of the proxy statement to the ANI stockholders.

         (h) - (i) Not applicable.

         (j) Other than described above, Occam currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (j) of this Statement although Occam reserves the right to develop such plans.


Item 5.  Interest in Securities of the Issuer

         (a) - (b) As a result of the Voting Agreements, Occam may be deemed to be the beneficial owner of at least 30,189,454 shares of ANI Common Stock as of November 9, 2001. Such Shares constitute approximately 60% of the issued and outstanding shares of ANI Common Stock, based on the capitalization of ANI as of November 9, 2001, as represented by ANI in the Merger Agreement and calculated in accordance with Rule 13d-3(d)(1)(i).

         Occam has the power to direct the vote of the 30,189,454 shares for the limited purposes described above under the Voting Agreements. Occam does not have shared voting power, sole dispositive power or shared dispositive power with regard to the ANI Common Stock pursuant to the Voting Agreements. Other than the limited voting rights described in Items 3 and 4 above, Occam (i) is not entitled to any rights as a stockholder of ANI as to the Shares covered by the Voting Agreements and (b) disclaims any beneficial ownership of such Shares.

         Of the 30,189,454 shares of ANI Common Stock subject to the Voting Agreement, U.S. Venture Partners (and its affiliates) owns 6,428,400 shares and New Enterprise Associates (and its affiliates) owns 3,905,632 shares. Steven M. Krausz is a director of Occam who may also be deemed an affiliate of U.S. Venture Partners. Thomas C. McConnell is a director of Occam who may also be deemed an affiliate of New Enterprise Associates.

         (c) To the knowledge of Occam, no transactions in the class of securities reported on this Statement have been effected during the past sixty days by the persons named in response to Item 5(a) and Item 2.

         (d) To the knowledge of Occam, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the knowledge of Occam, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of ANI, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the following:

         (i) the Merger Agreement and the exhibits thereto, including the Voting Agreements, or as otherwise described in the Merger Agreement;

         (ii) Steven M. Krausz, a director of Occam, may be deemed an affiliate of U.S. Venture Partners, a stockholder of ANI; and

         (iii) Thomas C. McConnell, a director of Occam, may be deemed an affiliate of New Enterprise Associates, a stockholder of ANI.

Item 7.  Material to Be Filed as Exhibits

         The following documents are filed as exhibits to this Statement:

         1. Form of Agreement and Plan of Merger and Reorganization, dated as of November 9, 2001, by and between Occam Networks Inc., a California corporation ("Occam") and Accelerated Networks, Inc., a Delaware corporation ("ANI").


         2. Form of Voting Agreement, dated as of November 9, 2001, by and between Occam and the stockholders of ANI named on Schedule B attached hereto.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Date
                November 19, 2001
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Signature
                /s/ Kumar Shah
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Kumar Shah
President and Chief Executive Officer

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               OCCAM NETWORKS INC.

        The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Occam Networks Inc. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Occam Networks Inc., 77 Robin Hill Road, Santa Barbara, CA 93117.

                Name of Executive Officer                                  Title and Present Principal Occupation
--------------------------------------------------------    -----------------------------------------------------------------------

Kumar Shah                                                  President and Chief Executive Officer
Lisa Farr                                                   Chairman of the Board and Secretary
Mark Rumer                                                  Chief Technology Officer
Lee Hilbert                                                 Vice President, Finance
Paul Maurer                                                 Vice President, Sales
James Soriano III                                           Vice President, Engineering
Russell Sharer                                              Vice President, Marketing


                     Name of Director                                      Title and Present Principal Occupation
--------------------------------------------------------    -----------------------------------------------------------------------
Kumar Shah                                                  President, Chief Executive Officer, and Director of Occam

Lisa Farr                                                   Chairman of the Board of Directors of Occam and Secretary

Kevin Hall                                                  General Partner of Crescent Venture Investors, the address of which is:
                                                            1734 Fulton
                                                            Palo Alto, CA 94043

George Hawley                                               President of Gluon Networks, the address of which is:
                                                            5401 Old Redwood Highway
                                                            Petaluma, CA 94954

Steven M. Krausz                                            Managing Partner of Presidio Management Group, VII, L.L.C., the
                                                            address of which is:
                                                            2735 Sand Hill Road
                                                            Menlo Park, CA  94025

Thomas C. McConnell                                         General Partner of NEA Development Corporation, the address of which is:
                                                            2490 Sand Hill Road
                                                            Menlo Park, CA  94025

Schedule 13D

                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                            WITH OCCAM NETWORKS INC.



          Stockholders Party to Voting Agreement                                     Shares Beneficially Owned
------------------------------------------------------------------------------  ----------------------------------

Walden Ventures and affiliates................................................              1,746,281

U.S. Venture Partners and affiliates .........................................              6,428,400

Anthony Maher ................................................................              9,142,648

New Enterprise Associates and affiliates .....................................              3,905,632

ONSET Enterprise Associates ..................................................              3,327,105

Suresh Nihalani ..............................................................              5,577,388 (1)

Steven M. Krausz .............................................................                 30,000 (2)

Peter Morris .................................................................                 30,000 (3)

______________________

(1) Includes 4,887,188 outstanding shares of Common Stock, and 690,200 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of November 9, 2001.

(2) Includes 30,0000 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of November 9, 2001.

(3) Includes 30,0000 shares of Common Stock issuable upon the exercise of options to purchase Common Stock that are exercisable within sixty days of November 9, 2001.